December 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549-6010

Attn: Kevin L. Vaughn, Accounting Branch Chief

RE:	Technitrol, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2007
Filed February 26, 2008
Forms 10-Q for the Quarters Ended September 26, 2008, June 27, 2008, and
March 28, 2008
File No. 001-05375

Dear Mr. Vaughn:

This letter will serve as a response to each of the comments in your letter dated November 24, 2008 regarding the above-referenced Form 10-K for the fiscal year ended December 28, 2007 and Forms 10-Q for the Quarters Ended September 26, 2008, June 27, 2008, and March 28, 2008.

For your convenience, we have included your comment with our related response. In some cases, we have provided drafts of our modified disclosures as Exhibits.

Form 10-K for the Fiscal Year Ended December 28, 2007

Item 9. Controls and Procedures, page 32

1)	We note your disclosure that your chief executive officer and chief financial officer concluded that your “disclosure controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit is recorded, processed, summarized and reported, within the time periods specified in the

SEC’s rules and forms.” If you elect to include any qualifying language as to the effectiveness conclusion in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

United States Securities and Exchange Commission

December 19, 2008

Response:

We will revise future filings. Please refer to Exhibit I.

Item 11. Executive Compensation, page 34

2)	We note your disclosure on page 17 of your proxy statement that you strive to set base salaries at or near the market medium (50th percentile) of companies approximately your size in revenue and market category, based on certain compensation data that you consider in reviewing your executives’ annual salaries. In future filings, please disclose whether actual compensation awarded was at the targeted percentile, and if not, please explain why it was outside the range. Also identify the benchmarks used, including the component companies.
Refer to Item 402(b) (1) (xiv) of Regulation S-K.

Response:

We will comply with your request. In future filings, we will disclose whether actual compensation awarded was at the targeted percentile, and if not, we will explain why it was outside the range. We will also comply with your request that we identify the benchmarks used, including the component companies.

Item 15. Exhibits and Financial Statement Schedule, page 36

- Consolidated Statements of Cash Flows, page 40

3)

We note that you present your borrowings and repayments of your long-term debt on a net basis within the investing activities of your statement of cash flows. Please tell us how your presentation complies with paragraphs 11-13 of SFAS 95 or, alternatively, revise future filings to present these borrowings and repayments on a gross basis.

Response:

We will revise all future Form 10-K filings to report borrowings and repayments of long-term debt on a gross basis. Our Form 10-Q filings, beginning with the three months ended March 28, 2008, have reported these amounts on a gross basis.

Note 1. Summary of Significant Accounting Policies, page 42

- Goodwill and Other Intangibles, page 42

4)

Please tell us and revise this note in future filings to disclose how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

•	Disclose the number of reporting units that you have identified.

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December 19, 2008

•

Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Response:

We perform an annual review of goodwill in our fourth fiscal quarter of each year, or more frequently if indicators of a potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of each reporting unit in which goodwill resides to its carrying value. Fair value is based on estimating future cash flows using various growth assumptions and discounting based on a present value factor.

•	We have identified five reporting units in accordance with SFAS 142 which include:
1)	The Electrical segment;
2)	Electronics’ Legacy group which includes our power and network divisions excluding Full Rise Electronics, or FRE, a majority owned subsidiary;
3)	FRE;
4)	Electronics’ wireless communications group; and
5)	Electronics’ medical technology group.

•

Our valuation methodology is based on discounted cash flow analysis which compares the estimated future cash flows of each reporting unit to the carrying value of the reporting unit. We did not consider the market value approach in our 2007 analysis as the discounted cash flows provided adequate coverage of our net book value and our common stock was trading at $26.22 on the date of the valuation.

•	The material assumptions used in our annual goodwill impairment test are the discount rate, long-term growth rate and estimated long-term net cash flows. Our discount rate assumption is based on our estimated cost of capital which we determine annually based on our estimated costs of debt and equity relative to our capital structure. The long-term growth rate is an estimate of future growth in the industries in which we participate. We develop the long-term net cash flows during our annual budget process which we complete in our fourth fiscal quarter each year. Any change in these assumptions would impact our impairment analysis.

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December 19, 2008

•	Our valuation methodology has not changed from prior periods. However, each assumption has changed to reflect current market conditions.

We will revise future filings. Please refer to Exhibit II.

- Revenue Recognition, page 42

5)

We note that you recognize revenue upon shipment of product and passage of title without right of return, after all performance factors have been met. We further note that all product returns are deducted from net sales and are accrued for based upon historical experience under SFAS 48. Please tell us and revise this note in future filings to address the following:

•	Clearly explain when you provide a right of return to your customers.

•	Disclose when you recognize revenue in the earnings process for products for which you provide a return of return. Refer to SAB Topic 13 and SFAS 48.

•

Disclose the material “performance factors” that you are required to satisfy before you recognize revenue. Further, discuss how you measure whether such performance factors have been met. As appropriate, revise the Critical Accounting Policies section of MD&A to discuss any significant judgments or estimates relating to the determination of whether such performance factors have been met.

Response:

•	We provide a right of return to our customers as follows:

o

We permit customers to return products that are defective or damaged. In such cases, we require the customer provide us a sample of the defective or damaged items so that we may inspect or test a sample prior to issuing a return authorization to the customer. Upon receiving the return authorization, the customer will return the remaining defective or damaged products. Alternatively, we may request the customer to scrap the materials in question at the customer’s site and provide us proof that the scrap has occurred. We accrue for this under our warranty program.

o

In our Electronics segment, we have agreements with our distributors which allows the distributor to return unsalable product up to a percentage of qualified purchases. We refer to this program as stock rotation and we believe it is customary in our industry. We maintain a gross margin reserve for this program which is based on our historical experience of returns. We also evaluate the balance sheet and income statement presentation to ensure that the required gross-up adjustment is not

United States Securities and Exchange Commission

December 19, 2008

material. As of September 26, 2008 our stock rotation reserve was approximately $1.0 million as compared to total liabilities of $623.4 million. Customer returns under this program were approximately $0.6 million, or approximately 0.1% of consolidated net sales, through September 26, 2008. We do not believe this program is material to our financial statements.

o

In our Electronics segment, we have agreements with our distributors which assists the distributor to offer competitive prices to its customers. This program provides the distributor a credit for the difference between our catalog price and a discounted price. The distributor is obligated to pay the catalog price prior to their resale. The maximum discount is fixed and determinable at the time of sale and is less than or equal to 20% of the catalog price. Credits under this program are generally known within three months of sale. We refer to this program as ship and debit and we believe it is customary in our industry. We maintain a reserve for this program which is based on our historical experience of credits issued. We also evaluate the balance sheet and income statement presentation to ensure that the required gross-up adjustment is not material. As of September 26, 2008 our ship and debit reserve was approximately $0.4 million as compared to total liabilities of $623.4 million. During the nine months ended September 26, 2008, we provided credits to the distributors of approximately $1.7 million, or 0.2% of consolidated net sales, under this program. We do not believe this program is material to our financial statements.

•	We recognize revenue for products for which right of return exists in accordance with the provisions of SAB Topic 13 and SFAS 48 as follows:

SAB Topic 13

o

Persuasive evidence of an arrangement exists since each sale has a corresponding purchase order or contract. Additionally, we issue invoices to all customers that include our terms and conditions. We have not experienced material losses on uncollectable accounts receivable to date. In 2007, our consolidated bad debt provisions charged to costs and expenses were $1.7 million, or 0.2% of consolidated net sales.

o

We recognize revenue at the time of shipment. Title passes at the time of shipment for the majority of our sales. For the small percentage of sales for which title passes upon delivery, we estimate the gross margin on such sales and establish a gross margin reserve until such time we believe title has passed. We also evaluate the balance sheet and income statement presentation to ensure that the required gross-up adjustment is not material. The amount of revenue and margin related to products for which title passes upon delivery does not materially change period over period.

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December 19, 2008

o	Our pricing is fixed or determinable based on our standard price list, contract, or sales order acknowledgement.

o	Collectability is reasonably assured as our customers are primarily large, well established companies.

SFAS 48

o	The prices of our products are fixed or determinable at the date of sale based on our standard price list, contract or sales order acknowledgement.

o	The buyer is obligated to pay us and the obligation is not contingent on resale of the product.

o

The buyer’s obligation to us would not be changed in the event of theft or physical destruction of the product. Title and risk of loss pass at the time of shipment for a majority of our sales. For the small percentage of sales for which title passes upon delivery, we establish a gross margin reserve until such time that title has passed. We also evaluate the balance sheet and income statement presentation to ensure that the required gross-up adjustment is not material. As of September 26, 2008 the reserve balance was approximately $0.6 million which correlated to approximately $1.5 million of revenue to be recognized upon delivery of product. We do not believe this program is material as compared to our total liabilities of $623.4 million as of September 26, 2008.

o	We sell our products to original equipment manufacturers, original design manufacturers, contract equipment manufacturers and distributors. Each of these buyers has economic substance apart from us.

o	We do not have obligations for future performance to directly bring about resale of the product by the buyer.

o	We have historically been able to reasonably estimate future returns based on our historical experience of such returns.

The primary performance factor we are required to satisfy before we recognize revenue is delivery. Please refer to our response above which addresses SFAS 48 for additional information on our delivery terms and passage of title. We do not believe this performance factor requires significant judgments or estimates and we have modified our disclosure.

We will revise future filings to explain when we provide a right of return to our customers and when we recognize revenue in the earnings process for products for which we provide a right of return. Please refer to Exhibit III.

United States Securities and Exchange Commission

December 19, 2008

6)

We further note from page 19 that you define net sales as gross sales less returns and allowances. Please tell us the nature of the allowances that you are referring to within this section. To the extent material, revise future filings to disclose the nature of these allowances and how the different allowances impact your revenue recognition.

Response:

We consider reductions of our net sales for customer returns and cash discounts for payment terms as sales allowances. Customer returns were approximately $0.6 million, or approximately 0.1% of consolidated net sales, through September 26, 2008. We provide cash discounts to customers in exchange for accelerated payment terms, such as a 2.0% discount for payment within 10 days. Cash discounts for payment terms were approximately $1.8 million, or approximately 0.2% of consolidated net sales of $884.4 million for the nine months ended September 26, 2008. We record such discounts taken by customers as incurred, however the amount of discounts provided generally does not change period over period. We do not believe these reductions are material to our financial statements. Also, at our sole discretion, we may provide volume discounts to our customers. However, such discounts are included in the piece price on our invoice and therefore are not included in allowances.

7)

We also note that you provide warranties to your customers for rework, replacement of products and other normal remedies. Please revise your future filings to disclose how you account for these warranty provisions. Further, to the extent material, please revise future filings to include the disclosures included in paragraph 14 of FIN 45 are required.

Response:

Warranty returns typically occur within three months of product shipment. Therefore, our warranty provision is calculated based on three months of actual returns. We account for changes in our warranty provision through an increase or decrease in cost of goods sold. We do not believe our warranty provisions are material and as a result, we do not believe the tabular reconciliation required by paragraph 14 of FIN 45 is required.

We will revise future filings to disclose our policy on accounting for warranty provisions. Please refer to Exhibit III.

- Adjustments, page 44

8)

We note that in the fourth quarter of 2007, you discovered an error related to your 2005 restructuring charge and that you have restated your 2005 statement of operations to correct this error. To the extent that you discover errors in future periods, please ensure that you clearly label each affected period as “restated.” In addition, with reference to AU420.12, your auditors should consider whether a revision to the audit report is necessary as a result of this restatement.

United States Securities and Exchange Commission

December 19, 2008

Response:

We believe the disclosures required by FASB Statement No. 154 for corrections of errors in previously issued financial statements would not be required for immaterial corrections of prior year financial statements. Our disclosures provided an appropriate context to the adjustment so the reader of our financial statements could understand the original and corrected amounts and the reason for the changes.

In addition, our presentation appears to be consistent with a recent speech by Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant U.S. Securities and Exchange Commission on December 8, 2008, as published on the SEC’s website at http://www.sec.gov/news/speech/2008/spch120808mm.htm.

Note 16. Severance and Asset Impairment Expense, page 59

9)

We note your disclosures here and on page 20. Specifically, you state that you have implemented “numerous” restructuring initiatives in 2007, 2006, and 2005. Please revise future filings to address the following:

•

For each restructuring activity, include a detailed description of the exit ordisposal activities, including the facts and circumstances leading to the expected activities, consistent with paragraph 20(a) of SFAS 146. To the extent it is not readily apparent to an investor, discuss how each initiative qualifies as an exit activity in accordance with paragraph 2 of SFAS 146.

•	Provide the disclosures required by paragraph 20(b) of SFAS 146 and SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.

•	Revise your MD&A in future filings to include disclosure of the items identified in SAB Topic 5.P.4.

Response:

Many of our severance actions are individually immaterial to the financial statements as a whole and are specific to each location, function of the affected personnel, or benefits provided. However, when aggregated, we believe these actions are material to our financial statements. As such, we have chosen to aggregate the activities as presented in this note. Our severance actions can generally be categorized as either SFAS 146 or SFAS 88 activities. Some of our actions are not exit activities as defined by SFAS 146. If the action does not meet the criteria of SFAS 146, we record the liability and loss associated with the plan as termination benefits in accordance with SFAS 88.

We will revise future filings. Please refer to Exhibit IV.

United States Securities and Exchange Commission

December 19, 2008

Form 10-Q for the Quarter Ended September 26, 2008

Note 2. Acquisitions, page 8

10)

We note you acquired Sonion A/S for $426 million on February 28, 2008 and that you preliminarily assigned $299 million to goodwill until you obtain third-party valuations related to plant, property, and equipment and intangible assets. We further note that you have recorded an estimate of intangible amortization expense on the unallocated premium during the nine months ended September 30, 2008. Please address the following:

•	Revise future filings to disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

•	Explain to us why you determined it was appropriate to record the entire excess purchase price to goodwill rather than recording an estimated amount for each identified intangible asset. Explain why you believe your preliminary purchase price allocation is consistent with paragraphs 35-46 of SFAS 141.

•	Please tell us and revise future filings to clearly disclose the specific information that you are waiting for in order to complete the purchase price allocation. In this regard, explain any significant factors that have contributed to the delay in obtaining the third-party valuation that you refer to. Please also ensure that future filings include a description of any material adjustment made to the initial allocation of the purchase price. Refer to paragraph 51(h) of SFAS 141.

•	Revise this note in future filings as appropriate to disclose when you expect to complete the purchase price allocation. When you complete the purchase price allocation, please clearly disclose that fact.

•	Please explain to us why you have recognized amortization expense related to goodwill (i.e., the unallocated premium) and how this complies with the guidance in paragraph 18 of SFAS 142. In this regard, please explain to us how you were able to estimate the amount of amortization expense related to the intangible assets that have you (SIC) not bifurcated from goodwill. Within your discussion, please provide the amount of amortization expense that you have recognized during the nine months ended September 30, 2008.

Response:

•	Goodwill represents the excess of the purchase price and related acquisition costs over the value assigned to the net tangible and other intangible assets with finite lives acquired in an acquisition. We acquired Sonion A/S primarily for their customer relationships, developed technology and our strategic objective of expanding our offering of electronic components into advanced acoustic, audio and medical markets.

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December 19, 2008

We will revise future filings. Please refer to Exhibit V.

•

We determined that it was appropriate to record the entire excess purchase price as goodwill on the consolidated balance sheet as our review of the customer relationships and developed technology were still in process. Additionally, we believed our balance sheet presentation and related disclosures were materially correct since both goodwill and other intangibles are long-term assets. We are in the process of allocating the costs of the acquired entity in accordance with the requirements of paragraphs 35-46 of SFAS 141.

•

We are in the process of finalizing the valuation of identified intangible assets and the evaluation of the fair values and useful lives of tangible fixed assets. There have been no individually significant factors that have contributed to the delay in obtaining the third party valuation report. We acknowledge our obligation to disclose any material adjustments to the preliminary purchase price allocation in future filings.

We will revise future filings. Please refer to Exhibit V.

•

Our final purchase price allocation will be included in our Form 10-K for the fiscal year ended December 26, 2008. If we are required to disclose preliminary purchase price allocations in future filings, we will revise this note to disclose when we expect to complete the purchase price allocation. Additionally, we will disclose when we have completed a purchase price allocation.

We will revise future filings. Please refer to Exhibit V.

•

We acknowledge the guidance of paragraph 18 of SFAS 142. However, we also considered the guidance in paragraph 12 of SFAS 142 which requires the amortization of an identified intangible asset unless the life is determined to be indefinite. Therefore, we disclosed that we recorded an estimate of intangible amortization. During the nine months ended September 26, 2008, we recorded $4.3 million of amortization expense based on draft values of our acquired finite-lived intangibles. Although this amount was not disclosed in this note, we did inform the reader in Note 4 Goodwill and other intangibles that an estimate for amortization expense of Sonion was included in our five year prospective amortization table. Also, within Note 4, amortization expense of Sonion was included in the $8.5 million for the nine months ended September 26, 2008.

11)	We note here and throughout the filing that you are evaluating the fair value of the assets acquired and liabilities assumed related to the Sonion acquisition and you reference the use of obtaining third party valuations. Please address the following:

	•	Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuations.

United States Securities and Exchange Commission

December 19, 2008

•

While in future filings you (management) may elect to take full responsibility for valuing the assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings to name the independent valuation firm. In addition, please note that to the extent you refer to an expert in a future filing that is incorporated by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:

•

The third-party firm is not involved in the decision making process regarding the asset valuations. Rather, we have engaged the third party firm to assist us in our allocation of the purchase price in accordance with SFAS 141 and SFAS 142 which includes assisting in the calculation of the fair values of certain tangible and intangible assets of the acquired Sonion business, as well as determining the business enterprise values of each acquired entity of the acquired group.

•	We believe our disclosure of our use of a third-party firm is consistent with SFAS 141 paragraph C2. However, we will revise future filings to remove the reference to the third party firm.

Note 4. Goodwill and Other Intangibles, net, page 10

12)

We note that as of September 30, 2008, you had $513.6 million of goodwill and that you disclose on page 22 that your market capitalization is currently below your net book value. In addition, we note that all of your goodwill and intangibles relate to your Electronics segment, which has experienced reduced profitability. We further note that you believe indicators do not suggest testing of goodwill in advance of your annual fourth quarter test. Please explain to us in more detail how you analyzed these factors to conclude that a goodwill impairment test was not necessary, including a discussion of any qualitative and quantitative factors you considered.

Response:

To analyze whether a goodwill impairment test was needed in advance of our annual fourth quarter test, we analyzed the indicators of impairment in SFAS 142 paragraph 28 as follows:

a.	As of September 26, 2008, we had not experienced a significant adverse change in legal factors or in the business climate. As of this date, our stock price was $15.50 per share as compared to our net book value per share of $13.59. Also, excluding Sonion A/S, our backlog of orders was $100.5 million as of September 26, 2008, an increase of $5.7 million compared to $94.8 million as of December 28, 2007. Excluding Sonion, our backlog of orders was $93.5 million as of October 24, 2008, the date of our October period end. This date was nine days before we filed our Form 10-Q.

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December 19, 2008

b.	We were not party to an adverse action or assessment by a regulator.

c.	We were not impacted by unanticipated competition.

d.	We did not lose key personnel.

e.	There was not a more-likely-than not expectation that a reporting unit or significant portion of a reporting unit would be sold or disposed of at less than fair value.

f.	We were not testing a significant asset group within a reporting unit for recoverability under SFAS 144.

g.	We did not recognize a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

13)	Further to the above, we note that in light of your statement that your current market capitalization is below your net book value, it appears reasonably likely that in connection with your annual impairment test in the fourth quarter, you will need to perform the second step of the goodwill analysis required by SFAS 142. In that regard, it is possible that you will be required to record an impairment charge relating to your goodwill. Please tell us how you considered the guidance in paragraph 13 of SOP 94-6 in developing your disclosures in this note.

Response:

We acknowledge the disclosure requirements of paragraph 13 of SOP 94-6. However, paragraph 13 requires that “known information available” be used in developing the disclosures required by this section. Based upon the information that was known at the time the financial statements were filed, we knew that our stock price had declined from the closing stock price on the date of the financial statements, but what was not known were the causes or duration of the decline. The public equity markets were experiencing unprecedented volatility even intra-day. As a result of us not knowing the reasons for the decline in the share price and the short period in which such decline occurred, we could not conclude on the probability of the decline being temporary or an indicator of a longer-term economic issue.

Also, in regards to our disclosures addressing the decline in our stock price, in each of our filings, we include our complete risk factors in our Form 10-Q although we are required to set forth only any material changes from risk factors previously disclosed in our Form 10-K. Specifically, in our risk factors titled “An increase in our debt levels could adversely affect our financial position, liquidity and perception of our financial condition in the financial markets” and “Our stock price, like that of many technology companies, has been and continue to be volatile”, we caution the reader that our stock price may fluctuate due to, among other things, the market negatively reacting to our debt levels, variations in our quarterly operating results and other factors beyond our control.

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December 19, 2008

At present, we are in the process of completing our annual budget for 2009 and preliminary results show a subsequent late November and December decline in revenues for our businesses. Although we are taking actions to realign our cost structure to improve profitability, we do not yet know if our actions will be sufficient to improve our operating results or estimated future cash flows. Furthermore, we do not yet know the long-term impacts of the slowdown experienced by our businesses.

Note 9. Discontinued Operations, page 14

14)	We note your disclosures related to MEMS, which was acquired as part of the Sonion acquisition. Please tell us and revise future filings to explain in more detail how you considered the guidance in paragraphs 30, 32, and 46 of SFAS 144 related to reporting these assets as held for sale and as discontinued operations related to this planned disposal.

Response:

In regards to reporting MEMS as a discontinued operation, we considered the guidance in SFAS 144 as follows:

Paragraph 30

a.	Our Board of Directors approved the plan to sell the MEMS division during a meeting on July 23, 2008.

b.

The assets are available for immediate sale in their present condition subject only to terms that are usual and customary. We are not aware of any commitments, contingencies, or contractual obligations that would delay the transaction or cause the assets to not be available for sale in its present condition, nor are there any terms that are unusual or not customary for the sale of the assets. Although we continue to manufacture MEMS products, open customer orders will be transferred to the buyer in the sale.

c.

Our initial program to locate a buyer was through contacting a limited group of parties we believed would be interested based on internal management information and discussions with primary customers of the MEMS business. Subsequent to those discussions, we engaged a multi-national financial services group to assist us in identifying additional parties and continuing negotiations. We have contacted multiple potential buyers that were identified and have provided a management presentation to these buyers to discuss a potential transaction.

d.	Based on conversations with the identified group of buyers, we believe a buyer will be found and the transaction will be completed in less than one year.

e.	We have prepared and sent informational materials as well as a term sheet to the interested parties. As is customary in transactions, the term sheet does not

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specify a sale price. We are relying on the buyer to determine a value of the business and we will consider all offers presented.

f.

We originally anticipated a preliminary indication of interest or letter of intent would be received by September 30, 2008, however one has not been received to date. We continue to discuss the transaction with interested parties.

We will revise future filings. Please refer to Exhibit VI.

Paragraph 32

-

We did not intend to dispose MEMS as of February 28, 2008, the date we acquired Sonion A/S. Also, we did not meet the requirements in paragraph 30 within a short period (usually within three months) following the acquisition since our Board of Directors did not approve the disposition plan until the third quarter of 2008.

We will revise future filings. Please refer to Exhibit VI.

Paragraph 46

-

We acknowledge the disclosure requirements of SFAS 144 paragraph 46. However, at the time the financial statements were issued, we were discussing the sale of MEMS with interested parties and we believed we would harm our ability to negotiate with potential buyers had we disclosed the assets and liabilities of MEMS distinctly within the consolidated balance sheet or notes thereto. Additionally, we did not consider the assets or liabilities of MEMS to be material to our current assets or current liabilities. Upon consideration of the held for sale assets and liabilities of MEMS relative to the quantitative guidelines in SEC

Reg. S-.T.Rule10-01, we disclosed that the assets and liabilities of MEMS are included in current assets and current liabilities in the September 26, 2008 consolidated balance sheets.

15)

Further to the above, if applicable, please separately present MEMS’ assets that are held for sale within a single line item within the consolidated balance sheet. Refer to the guidance in paragraph 46 of SFAS 144.

Response:

Please see our response addressing paragraph 46 above.

Exhibits 31.1 and 31.2

16)

We note that you have omitted the language “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from paragraph four of your certification. The required certifications must be in the exact form prescribed.

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December 19, 2008

Accordingly, please file an amendment to your Form 10-Q that includes the cover page,

explanatory note, signature page and paragraphs 1,2,4, and 5 of the certification. Please note this comment also applies to your Forms 10-Q for the quarters ended March 28, 2008 and June 27, 2008.

Response:

We have filed an amendment to our Forms 10-Q for the quarters ended March 28, 2008, June 27, 2008 and September 26, 2008 on December 5, 2008 to include the language “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” which was inadvertently omitted in paragraph four of our certifications.

Other

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Should the staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Drew A. Moyer

Drew A. Moyer

Senior Vice President and

Chief Financial Officer

cc:   Tara Harkins, Staff Accountant, SEC

Joe McCann, Staff Attorney, SEC

Mary Beth Breslin, Reviewing Attorney, SEC

Martin James, Senior Assistant Chief Accountant, SEC

EXHIBIT I

Illustration of disclosure for Item 9a Controls and Procedures

Item 9a	Controls and Procedures

Controls and Procedures

Based on their evaluation as of December xx, 200x, our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that information required to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

EXHIBIT II

Illustration of Significant Accounting Policy and Critical Accounting Policy disclosures

(1)	Summary of Significant Accounting Policies

Goodwill and Other Intangibles

FASB Statement No.142, Goodwill and Other Intangibles Assets (“SFAS 142”), requires that goodwill and intangible assets with indefinite useful lives be tested for impairment at least annually. Our impairment review process compares the fair value of each reporting unit in which goodwill resides to its carrying cost. Fair value is based on estimating future cash flows using various growth assumptions and discounting based on a present value factor. We perform the annual review of goodwill in our fourth fiscal quarter of each year, or more frequently if indicators of a potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. SFAS 142 also requires that other intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (“SFAS 144”). We amortize other identifiable intangibles, except those with indefinite lives, on a straight-line basis over 4 to 10 years. See Note 2 and Note 5 for additional information regarding goodwill and other intangible assets.

Critical Accounting Policies

Goodwill and Identifiable Intangibles. We perform the annual review of goodwill in our fourth fiscal quarter of each year, or more frequently if indicators of a potential impairment exist, to determine if the carrying amount of the recorded goodwill is impaired. For each reporting unit, the impairment review process compares the fair value of each reporting unit in which goodwill resides to its carrying value. The methodology we use in our impairment review has not changed since prior periods. We have identified five reporting which are our Electrical segment; Electronics’ Legacy group which includes our power and network divisions excluding Full Rise Electronics, or FRE, a majority owned subsidiary; FRE, Electronics’ wireless communications group; and Electronics’ medical technology group. Fair value is based on estimating future cash flows using various growth assumptions and discounting based on a present value factor. We develop the long-term net cash flows during our annual budget process which we complete in our fourth fiscal quarter each year. Growth rates are an estimate of future growth in the industries which we participate. Our discount rate assumption is based on our estimated cost of capital which we determine annually based on our estimated costs of debt and equity relative to our capital structure. In the fourth quarter of 2007, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed.

Assigning a useful life and periodically reassessing the remaining useful life is also predicated on various economic assumptions. The fair value of our intangible assets is also impacted by other factors such as changing technology, declines in demand that lead to excess capacity and other factors. In addition to the various assumptions, judgments and estimates mentioned above, we may strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses in response to changes in industry or market conditions. This could result in an impairment of goodwill or other intangibles. While we believe the estimates and assumptions used in determining the fair value of goodwill and identifiable assets are reasonable, a change in those assumptions could affect their valuation.

EXHIBIT III

Illustration of Significant Accounting Policy

(1)	Summary of Significant Accounting Policies

Revenue Recognition

We recognize revenue on product sales in the period when the sales process is complete. This generally occurs when persuasive evidence of an agreement exists, such as a sales contract or purchase order, title and risk of loss have been transferred, the sales price is fixed or determinable and collectability is reasonably assured. Title and risk of loss pass at the time of shipment for the majority of our sales. We are not subject to any significant customer acceptance provisions.

We provide cash discounts to customers in exchange for accelerated payment terms. Also, at our sole discretion, we may provide volume discounts to our customers. However, such discounts are included in the piece price on our invoices and therefore are not reduction of gross revenue. We do not believe these allowances are material to our consolidated financial statements.

We provide warranties to our customers that are limited to rework or replacement of product. We will not accept returned goods until we authorize the return. Warranty returns typically occur within three months of product shipment. We accrue for warranty returns based on historical experience and record changes in our warranty provision through costs of sales.

We have agreements with a limited number of distributors which provide limited rights of return. The first agreement allows the distributer to return unsalable based upon a percentage of qualified purchases. We refer to this program as stock rotation. The second agreement provides credit to the distributor for the difference between our catalog price and a discounted price on specific parts. We refer to this program as ship and debit. We record a reduction of revenue with a corresponding increase in accrued expenses each period for each of these agreements based on the historical experience of returns or credits under each of these programs. We believe each of our agreements is customary in our industry.

We properly meet each of the criteria established in FASB Statement No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”) prior to recognizing revenue. We have not experienced material losses to date under any of these programs and therefore we believe we have reasonable basis to estimate the accrued expenses for each program. We do not believe any of these programs are material to our consolidated financial statements.

We record an allowance for doubtful receivables. Accounts receivable allowances at December 27, 2007 and December 29, 2006 were $2.4 million and $1.8 million, respectively.

EXHIBIT IV

Illustration of Severance, Impairment and Other Associated Costs Note (2008 detail reflects activity as of September 26, 2008) and MD&A disclosure

(16)	Severance, Impairment and Other Associated Costs

As a result of our continuing focus on both economic and operating profit, we continue to aggressively size both Electronics and Electrical so that costs are optimally matched to current and anticipated future revenue and unit demand. The amounts of charges will depend on specific actions taken. The actions taken over the past three years such as plant closures, plant relocations, asset impairments and reduction in personnel worldwide have resulted in the elimination of a variety of costs. The majority of these costs represent the annual salaries and benefits of terminated employees, both those directly related to manufacturing and those providing selling, general and administrative services. The eliminated costs also include depreciation or amortization savings from disposed equipment or impaired finite-lived intangibles. We implemented numerous restructuring initiatives during the nine months ended September 26, 2008 and the years ended December 28, 2007 and December 29, 2006 in order to reduce our cost structure and capacity.

Nine Months Ended September 26, 2008

In the nine months ended September 26, 2008, we incurred a charge of $5.9 million for a number of cost reduction actions. These accruals include severance and related payments resulting from the termination of manufacturing and support personnel primarily in Asia and other costs resulting from the transfer of manufacturing operations from Europe and North Africa to Asia. Additionally, we recorded a fixed asset impairment of $3.6 million at Electronics.

The primary action announced in 2008 was the restructuring of our newly acquired Sonion group. There are two significant components of this action. First, we are in the process of transferring production operations from Sonion’s manufacturing operations in Europe to Vietnam. Through September 26, 2008, we have incurred approximately $6.5 million related to the transfer of production operations. Sonion had initiated this plan prior to our acquisition and had accrued $4.3 million for severance prior to the date of our acquisition. Second, we are in the process of integrating Sonion’s production, selling, general and administrative functions into Electronics. We have accrued an additional $4.4 million for the termination of approximately 80 manufacturing and support personnel under this plan. In accordance with EITF 95-3, we have included the costs associated with these actions in the net assets acquired of Sonion. We expect these actions to be completed in 2009.

Approximately $4.0 million relates to the transfer of production from Electronics’ facilities in Europe and North Africa to China. The $4.0 million charge included $0.7 million to adjust a liability recorded in 2007 to reflect updated benefit projections for approximately 150 employees. Additionally, we incurred approximately $3.3 million of other plant closure, relocation and similar costs associated with this action.

In addition to the above plans, we initiated other restructuring programs at Electronics’ European, Asian and North American operations and Electrical’s North American operation. During the nine months ended September 26, 2008, we incurred a charge for severance of $1.6 million and other associated costs of $0.1 million at Electronics and $0.2 million of severance at Electrical in

EXHIBIT IV continued

conjunction with these programs. There were approximately 770 employees severed under these programs. We expect the majority of these plans to be completed in 2009.

Year ended December 28, 2007

In the year ended December 28, 2007, we incurred a charge of $18.0 million for cost reduction actions. These include severance and related payments of $10.7 million resulting from the termination of approximately 900 manufacturing and support personnel at Electronics’ operations in Asia, Europe and the United States, $0.4 million related to the termination of approximately 5 manufacturing and support personnel at Electrical’s operations in Europe and $5.4 million for the write down of certain fixed assets of Electronics to their disposal value. Additionally, we incurred approximately $1.5 million of other plant closure, relocation and similar costs associated with these actions. Approximately $13.1 million relates to programs initiated in 2006.

Year ended December 29, 2006

In the year ended December 29, 2006, we incurred a charge of $8.8 million for a number of actions to streamline operations at Electronics and Electrical. These include severance and related payments to manufacturing and support personnel at Electronics of $5.2 million, $1.6 million for severance and related payments to manufacturing and support personnel at Electrical, $1.6 million for the write down of certain Electronics fixed assets to their disposal values, and $0.4 million of other plant closure, relocation and similar costs associated with these activities.

The primary action included above was the transfer of production from Electronics’ facilities in Europe and North Africa to China. These facilities were purchased in 2006 as part of the ERA acquisition. We initiated this plan in order to transfer production to our customer’s emerging markets, shift the manufacturing of these products to our lower-cost operations in China and to integrate the administrative functions of these locations into Electronics. In 2006, we accrued severance of approximately $2.7 million for approximately 70 manufacturing and support personnel under this plan of which $1.0 million was charged to costs and expenses and $1.7 million was included in the net assets acquired of ERA in accordance with EITF 95-3.

During the year ended December 29, 2006 we continued the closure of our Consumer Electronics division operations located in Italy and Turkey. We began this action in 2005. During the year ended December 29, 2006, we accrued severance of $2.4 million for approximately 450 employees and incurred fixed asset impairments of $1.0 million. The majority of these accruals were paid by December 28, 2007.

In addition to the above plans, we initiated other restructuring programs at Electronics’ European, Asian and North American operations and Electrical’s European and North American operations. These programs also originated to reduce costs. During the year ended December 29, 2006, we accrued severance of $1.8 million, incurred fixed asset impairments of $0.6 million and other associated costs of $0.4 million at Electronics and $1.6 million of severance and associated costs at Electrical in conjunction with these programs. There were approximately 90 employees severed under these programs. These programs were completed in 2007.

EXHIBIT IV continued

The change in our accrual related to severance, impairment and other associated costs is summarized as follows (in millions):

	Electrical	Electronics	Total
Balance accrued at December 30, 2005	$1.6	$1.6	$3.2

Expensed during the twelve months ended
December 29, 2006	1.6	7.2	8.8
Acquisition accruals	—	1.7	1.7
Severance payments	(2.2)	(4.8)	(7.0)
Other associated costs	—	(0.9)	(0.9)
Asset impairments and currency translation adjustments	(0.5)	(1.0)	(1.5)

Balance accrued at December 29, 2006	$0.5	$3.8	$4.3

Expensed during the twelve months ended
December 28, 2007	0.4	17.6	18.0
Severance payments	(0.7)	(4.6)	(5.3)
Other associated costs	—	(1.4)	(1.4)
Asset impairments and currency translation adjustments	(0.1)	(4.6)	(4.7)

Balance accrued at December 28, 2007	$0.1	$10.8	$10.9

Expensed during the nine months ended
September 26, 2008	0.2	9.3	9.5
Acquisition accruals	—	15.2	15.2
Severance payments	(0.2)	(6.4)	(6.6)
Other associated costs	—	(3.6)	(3.6)
Asset impairments and currency translation adjustments	(0.1)	(3.8)	(3.9)

Balance accrued at September 26, 2008	$—	$21.5	$21.5

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Cost Reduction Programs. As a result of our focus on both economic and operating profit, we continue to aggressively size both segments so that costs are optimally matched to current and anticipated future revenues and unit demand. The amounts of additional charges will depend on specific actions taken. The actions taken over the past several years such as plant closures, plant relocations, asset impairments and reduction in personnel at the affected locations have resulted in the elimination of a variety of costs. The majority of these eliminated costs represent the annual salaries and benefits of terminated employees, including both those directly related to manufacturing and those providing selling, general and administrative services. The eliminated costs also include depreciation savings from disposed equipment, rental payments from the termination of lease agreements and amortization savings from the impairment of identifiable intangible assets. We have also lowered overhead costs as a result of relocating

EXHIBIT IV continued

factories to lower-cost locations. Savings from these actions will impact cost of sales and selling, general and administrative expenses, however, the timing and amount of such savings may not be apparant due to many factors such as unanticipated changes in demand, changes in unit selling prices, operational inefficiencies, or other changes in operating strategies.

EXHIBIT V

Illustration of Acquisitions disclosure as of September 26, 2008

(2)	Acquisitions

Sonion A/S: On February 28, 2008, we acquired all of the capital stock of Sonion A/S (“Sonion”), headquartered in Roskilde, Denmark with manufacturing facilities in Denmark, Poland, China and Vietnam. The results of Sonion’s operations have been included in the consolidated financial statements since February 29, 2008. Sonion produces microacoustic transducers and micromechanical components used in hearing instruments, medical devices and mobile communications devices. Our total investment was $426.0 million, which included $243.3 million, net of cash acquired of $6.6 million, for the outstanding capital stock, $177.8 million of acquired debt which was repaid concurrent with the acquisition and $4.9 million of costs directly associated with the acquisition. We financed the acquisition with proceeds from a new multi-currency credit facility and with cash on hand. We acquired Sonion primarily for their customer relationships, developed technology and our strategic objective of expanding our offering of electronic components into advanced acoustic, audio and medical markets. The preliminary fair value of the net tangible assets acquired, excluding the assumed debt, approximated $128.7 million. We are in the process of finalizing our valuation of identified intangible assets and the evaluation of the fair values and useful lives of tangible fixed assets. Therefore, the allocation of the purchase price is preliminary and subject to adjustment. We expect to include the final purchase price allocation in our Form 10-K for the year ended December 26, 2008. The excess purchase price has been recorded as goodwill on the consolidated balance sheet until the valuation is completed. However, we recorded $4.3 million of estimated intangible amortization expense in the nine months ended September 26, 2008 based on estimated values and useful lives of acquired finite-lived intangibles. Also, we have not yet adjusted our deferred tax asset or liability balances to reflect the purchase price allocation as of September 26, 2008. For goodwill impairment testing purposes, Sonion’s mobile communications group will be included in Electronics’ wireless communications group and Sonion’s medical technology group will be treated as a separate reporting unit.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$78.6
Property, plant & equipment	102.3
Goodwill (unallocated premium)	299.0
Other assets	4.9
Total assets acquired	484.8

Current liabilities	57.1
Debt assumed in acquisition	177.8
Total liabilities assumed	234.9

Net assets acquired	$249.9

EXHIBIT V continued

Had the acquisition of Sonion occurred on December 30, 2006, unaudited pro forma results would have been as follows (in millions, except per share amounts):

	Nine Months Ended
	September 26,	September 28,
	2008	2007

Net sales	$916.8	$885.4
Net earnings from continuing operations	$19.7	$36.8

Net earnings from continuing operations
per common share:
Basic	$0.48	$0.91
Diluted	$0.48	$0.90

The pro forma results reflect adjustments for the increased intangible amortization, interest expense and other ongoing charges directly attributable to the acquisition. Additionally, the pro forma results have been adjusted to reflect MEMS as a discontinued operation. The pro forma results have been prepared for illustrative purposes only and do not include the realization of cost savings from operational efficiencies, revenue synergies or changes in operating strategies expected to result from the acquisition. Therefore, the pro forma financial information is not necessarily indicative of the operating results that would have been achieved had the acquisition been effected on December 30, 2006 and should not be construed as a representation of future operating results.

EXHIBIT VI

Illustration of Discontinued Operations disclosure as of September 26, 2008

(9)	Discontinued Operation

During the three months ended September 26, 2008, our Board of Directors approved a plan to divest Electronics’ non-core MEMS business located in Denmark and Vietnam. The transaction is expected to be completed no later than the third fiscal quarter of 2009. We have engaged in discussions with multiple potential buyers, however, a preliminary indication of interest or letter of intent has not yet been received. We have reflected the results of MEMS as a discontinued operation on the consolidated statements of operations for all periods presented. A summary of MEMS’ results of operations are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 26,	September 28,	September 26,	September 28,
	2008	2007	2008	2007

Net sales	$2,857	$—	6,039	$—
Loss before income tax	(425)	—	(1,462)	—

MEMS was acquired with Sonion. However, we did not intend to dispose MEMS as of February 28, 2008, the date we acquired Sonion, or a date within a short period thereafter. In conjunction with our purchase price allocation for Sonion, we are also in the process of evaluating the fair value of acquired assets and liabilities of MEMS. The assets and liabilities of MEMS are considered held for sale and are included in current assets and current liabilities, respectively, on the consolidated balance sheet as of September 26, 2008. These values are preliminary and subject to adjustment. The assets are available for immediate sale in their present condition subject only to terms that are usual and customary. Although we continue to manufacture MEMS products, open customer orders will be transferred to the buyer in the divestiture.